Exhibit 99.1

For further information, please contact: Dr. Sarah Fakih, EVP Head of Global Communications and Investor Relations, sarah.fakih@evotec.com, M. +49.(0)151 70 688 784, www.evotec.com

INTERIM STATEMENT 3M 2026

HIGHLIGHTS

▶	MEASURED START TO THE YEAR: D&PD BROADLY IN LINE WITH 2025 DEVELOPMENT; JUST – EVOTEC BIOLOGICS SHOWS LOW SINGLE DIGIT GROWTH IN BASE BUSINESS[1]

▶	SIGNIFICANT PROGRESS ACROSS TECHNOLOGY-ENABLED PARTNERSHIPS AND GLOBAL HEALTH PROGRAMS IN D&PD AND JUST - EVOTEC BIOLOGICS

▶	EVOEQUITY WITH STRATEGIC INVESTMENT EXITS DELIVERING SIGNIFICANT CASH PROCEEDS

▶	2026 GUIDANCE AND 2030 FRAMEWORK CONFIRMED

FINANCIAL PERFORMANCE REFLECTS CONTINUED SOFTNESS IN D&PD AND LOWER REVENUES IN JUST – EVOTEC BIOLOGICS

▶	Group revenues declined by 22% to € 156.6 m (3M 2025: € 200.0 m)

▶	Total D&PD revenues declined by 15% to € 119.9 m (3M 2025: € 140.6 m); demand remains affected by a persistently challenging market environment; CRO revenues expected to recover to low single-digit growth in H2 2026, with contributions by strategic partnerships becoming more visible

▶	Just – Evotec Biologics revenues declined by (38)% to € 36.8 m (3M 2025: € 59.4 m) primarily driven by the prior year impact of the $ 25 m Sandoz License payment in Q1 2025; segment expected to maintain strong underlying growth in 2026, with non-Sandoz and non-DoW activities expected to grow by approximately 40%

▶	Adjusted Group EBITDA amounted to € (21.9) m (3M 2025: € 3.1 m)

SEGMENT NEWS FLOW SHOWS STRONG PROGRESS ACROSS STRATEGIC PARTNERSHIPS AND FUNDING MOMENTUM IN PROTEIN DEGRADATION & GLOBAL HEALTH PROGRAMS

▶	March 23: Just – Evotec Biologics enters project agreement with BARDA to optimize biomanufacturing of antibodies against Ebola and related viruses

▶	March 19: Evotec receives $10 m milestone from Bristol Myers Squibb protein degradation collaboration for phase 1 clinical study initiation

▶	January 8: Just – Evotec Biologics awarded ~$1.7 m grant for AI-driven optimization of monoclonal antibody developability to support affordable access by the Gates Foundation

1 Base business does not include revenue from licenses, milestone fees and royalties

INTERIM STATEMENT 3M 2026

CORPORATE NEWS FLOW SHOWS MEANINGFUL PROGRESS IN STRATEGIC TRANSFORMATION AND COMPANY EVOLUTION

▶	March 10: Evotec announces ‘Horizon’ as the next inflection in its strategic transformation to accelerate growth and promote agility

◦	Horizon advances multi-stage transformation initiated with Priority Reset in 2024 and establishes new operating model across three pillars: operations, science and commercial execution

◦	Operations: Global footprint further streamlined to 10 sites to simplify organizational structures and improve cost base

◦	Science: Centers of Excellence concentrate key expertise and innovation infrastructure to deepen scientific leadership and strengthen competitiveness in high-value segments

◦	Commercial execution: Upgraded commercial organization enables faster execution, clearer ownership and improved customer responsiveness

◦	New operating model designed to deliver greater agility and sustainable growth, enabling improved value creation

◦	Structural Horizon measures expected to generate ~€75 million run-rate savings by end of 2027

◦	Total cash restructuring charges of ~€100 million expected in the 2026 to 2028 period.

◦	New phased 2026-2030 mid-term framework introduced, aligned with transformation roadmap

Events after Period-End

▶	Leadership and governance updates: Evotec appointed Dr. Ashiq H. Khan as Chief Commercial Officer and Dr. Ingrid Müller as Chief Operating Officer, and nominated Dieter Weinand as Supervisory Board Chairman

▶	Evotec to receive approx. $100 million from equity stake as part of Tubulis acquisition by Gilead Sciences. The company is eligible to receive up to approximately $58 million in additional contingent consideration in line with its equity participation and subject to the achievement of specified milestones.

▶	Evotec announces CFO transition to Claire Hinshelwood as successor to Paul Hitchin as of May 1, 2026

FULL-YEAR GUIDANCE 2026

▶	Group revenues of approximately €700-780 million (€730-810 million CER)

▶	Adjusted Group EBITDA of approximately €0-40 million (€10-50 million CER)

2026 represents a transition year as Horizon is implemented, with operational improvements expected to become increasingly visible in the second half of the year.

MID-TERM FRAMEWORK 2026 - 2030

▶	Group revenues are expected to grow to > €1 billion (8-12 % CAGR)

▶	Adjusted EBITDA margin is expected to reach 20% by 2028 and exceed that level by 2030

INTERIM STATEMENT 3M 2026

FINANCIAL HIGHLIGHTS

The following table provides an overview of the financial performance in the first three months of 2026 compared to the same period in 2025. More detailed information can be found on page 5 of this interim statement.

Key figures of consolidated income statement & segment information

Evotec SE & subsidiaries – First three months of 2026 and 2025

	Three months ended March 31, 2026				Three months ended March 31, 2025
In k€	D&PD	JEB	Inter-segment Elimina-tions	Evotec Group	D&PD	JEB	Inter-segment Elimina-tions	Evotec Group
Revenue1)	119,800	36,844		156,644	140,590	59,389		199,978
Intersegment revenue	97	—	(97)	—	2	—	(2)	—
Cost of Revenue*	(112,721)	(45,589)	97	(158,212)	(119,371)	(47,373)	2	(166,742)
Gross profit (loss)	7,176	(8,744)	—	(1,569)	21,221	12,015	—	33,236
Gross margin in %	6%	(24)%	—%	(1)%	11%	20%	—%	14%

Research and development*	(10,081)	—	—	(10,081)	(14,877)	(52)	—	(14,929)
Selling, general and administrative expenses*	(34,827)	(8,961)	—	(43,788)	(41,179)	(8,356)	—	(49,536)
Other operating income	11,930	527	—	12,457	12,312	665	—	12,977
Other operating expense	(2,823)	(618)	—	(3,442)	(904)	(660)	—	(1,564)
Reorganization costs	(74,974)	—	—	(74,974)	(192)	—	—	(192)
Operating income (loss)	(103,599)	(17,797)	—	(121,396)	(23,620)	3,611	—	(20,008)

Adjusted EBITDA	(9,800)	(12,051)	—	(21,851)	(6,856)	9,964	—	3,107

1) Group revenue would have amounted to € 166,890 k at constant exchange rates.

*Certain costs previously reported within Cost of Revenue have been reclassified to Research and development and Selling, general and administrative expenses to align with the revised function of the underlying cost centers as a result of a reorganization. The reclassification relates primarily to In Silico & Bioinformatics as well as Alliance Management. In accordance with IAS 1 Presentation of Financial Statements, comparative prior-year figures have been adjusted accordingly to conform to the current period presentation. For the three months ended March 31, 2025, costs of € 6.0 m previously presented as Cost of Revenue have been reclassified to Research and development and Selling, general and administrative expenses in the amount of € 4.2 m and € 1.8 m, respectively. These reclassifications solely impact the D&PD segment.

INTERIM STATEMENT 3M 2026

REPORT ON THE FINANCIAL SITUATION AND RESULTS

1. Results of operations

During the three months ended March 31, 2026 Group revenue decreased by 21.7% to € 156.6 m compared to the same period of the previous year (3M 2025: € 200.0 m). The decrease was driven by 14.8% lower revenues in the Discovery & Preclinical Development (D&PD) segment, whereas Just – Evotec Biologics contributed € 36.8 m during the three months ended March 31, 2026 versus € 59.4 m in the comparable prior year period. Excluding negative fx-effects, Group revenue decreased by 16.5% to € 166.9 m. Excluding the license sale to Sandoz in Q1 2025, revenues decreased by 5.6% from € 176.9 m in 3M 2025 to € 166.9 m in the three months ended March 31, 2026, driven by the continued softer market for early stage discovery.and the

The Cost of revenue for the three months ended March 31, 2026 amounted to € 158.2 m (3M 2025: € 166.7 m) yielding a gross margin of (1.0)% (3M 2025: 16.6%). The decrease of Cost of revenues was driven by lower personnel costs and lower project and material costs in both segments. D&PD saw continued underutilization which is being addressed as part of Project Horizon.

R&D expenses amounted to € 10.1 m, compared to € 14.9 m in the three months ended March 31, 2025 (32.5% reduction), as investment continues to be tightly controlled on projects most relevant to our partners.

SG&A expenses for the three months ended March 31, 2026 amounted to € 43.8 m and were thus € 5.7 m or 11.6% lower compared to last year (3M 2025: € 49.5 m) mainly driven by the JUST EU exit, lower personnel expenses, and reduced IT business consultancy costs.

For the three months ended March 31, 2026, other operating income amounted to € 12.5 m, compared with € 13.0 m in the corresponding prior-year period. The year-on-year variance was predominantly driven by two offsetting effects. On the one hand, Evotec recognized € 2.5 m one-off insurance income related to the 2023 cyber incident in the prior period, which did not recur in 2026. On the other hand, during the three months ended March 31, 2026, Evotec accounted for € 2.2 m of income related to transition services in connection with the sale of JUST EU (3M 2025: € 0.0 m).

Other operating expenses amounted to € 3.4 m for the three months ended March 31, 2026, representing an increase of € 1.9 m compared with the prior-year period (3M 2025: € 1.6 m). The increase was primarily driven by € 1.4 m of expenses related to transition services in connection with the sale of JUST EU.

Reorganization costs amounted to € 75.0 m in the three months ended March 31, 2026 (3M 2025: € 0.2 m). These costs are driven exclusively by the initial provision for future expenditures and asset impairments related to the recently announced Project Horizon.

INTERIM STATEMENT 3M 2026

Adjusted Group EBITDA for the three months ended March 31, 2026 amounted to € (21.9) m (3M 2025: € 3.1 m) primarily driven by the Sandoz License sale in Q1 2025, as well as negative FX-impact of € 3 m.

The net income (loss) as of March 31, 2026 amounted to € (121.9) m (3M 2025: € (31.6) m), driven largely by the operating loss, which increased due to the reorganization provision and lower revenues, and only slightly offset by an increased deferred tax income.

2. Results of operations in Discovery & Preclinical Development and Just – Evotec Biologics

In the D&PD segment revenue (incl. intersegment revenues), decreased by (14.7)% to € 119.9 m (3M 2025: € 140.6 m) due to a still challenging market environment, and negative FX-impacts. In constant currency, revenues decreased by (10.0)%.

Cost of revenue within D&PD amounted to € 112.7 m in the three months ended March 31, 2026 (3M 2025: € 119.4 m) driven by lower personnel expense and lower project and material costs. This corresponds to a gross margin of 6.0% (3M 2025: 10.8%). R&D expenses came in at € 10.1 m (3M 2025: € 14.9 m). SG&A expenses decreased by (15.4)% to € 34.8 m (3M 2025: € 41.2 m), mainly caused by reduced IT consultancy expense and lower personnel expense. For the three months ended March 31, 2026, other operating income amounted to € 11.9 m, compared to € 12.3 m for the comparable prior year period. Other operating expenses were € 2.8 m (3M 2025: € 0.9 m) driven by expenses related to transition services in connection with the sale of JUST EU. In the first three months of 2026, Reorganization expenses totalling € 75.0 m related to the Horizon program were incurred (3M 2025: € 0.2 m).

The adjusted EBITDA of the Discovery & Preclinical Development (D&PD) segment was € (9.8) m (3M 2025: € (6.9) m), due to lower revenues which were mostly offset by reduced Costs of revenues, R&D, and SG&A expenses.

Revenue (incl. intersegment revenue) within Just – Evotec Biologics decreased to € 36.8 m (3M 2025: € 59.4 m). This decline of (38.0)% was driven by the USD 25 m Sandoz License sale from Q1 2025. Excluding this effect and negative FX-impact, revenues increased by 11.3%. Cost of revenue was € 45.6 m in the first three months of 2026, compared to € 47.4 m within the three months ended March 31, 2025. The decrease was driven by the sale of the Toulouse site in Q4 2025, offset partially by temporarily higher material and project costs due to production phasing. Due to the above effects, gross margin decreased to (23.7)% in the first quarter 2026 from 20.2% in the first three months of 2025. SG&A expenses (3M 2026: € 9.0 m vs. 3M 2025: € 8.4 m) were broadly in line with prior year.

The adjusted EBITDA within Just – Evotec Biologics has decreased to € (12.1) m (3M 2025: € 10.0 m) mainly driven by 2025 Sandoz License sale.

INTERIM STATEMENT 3M 2026

3. Financing and financial position

Cash flow used in operating activities in the first three months of 2026 was € (3.9) m (3M 2025: € (31.8) m). The decrease in cash outflow is related to favorable changes in working capital compared to the first three months of 2025.

Net cash used in investing activities for the three months ended March 31, 2026 amounted to € (12.4) m (3M 2025: € (21.6) m). Capital expenditure decreased to € (4.2) m (3M 2025: € (18.2) m), primarily reflecting reduced investments after the sale of Just - Evotec Biologics EU SAS, Toulouse, France, (Just EU) at the end of 2025. The decrease in capital expenditure was partially offset by an increase in purchase of intangible assets and additions to capitalized development expenditures by € (3.0) m to € (6.6) m (3M 2025: € (3.6) m), transaction costs related to the disposal of affiliate companies amounting to € (3.9) m (3M 2025: € — m ) and lower net proceeds from current investments that decreased by € 3.2 m to € 0.9 m (3M 2025: € 4.1 m).

Net cash provided by (used in) financing activities amounted to € (19.1) m in the three months ended March 31, 2026 (3M 2025: € 35.4 m). The decrease is primarily attributable to the non-recurrence of proceeds from loans (3M 2025: € 44.0 m) and increased loan repayments (3M 2026: € (12.2) m; 3M 2025: € (1.1) m).

Cash and cash equivalents amounted to € 387.9 m as of March 31, 2026 (December 31, 2025: € 418.5 m). Total Liquidity in the first three months of 2026 decreased by € (31.6) m to € 444.8 m (December 31, 2025: € 476.4 m).

4. Assets, liabilities, and stockholders’ equity

Assets

Between December 31, 2025 and March 31, 2026, total assets decreased by € 74.1 m to € 1,639.8 m (December 31, 2025: € 1,713.9 m).

Trade and other receivables decreased by € 37.7 m to € 98.3 m (December 31, 2025: € 136.0 m). The decrease is mainly due to cash receipts related to the License Agreement signed in December 2025 as part of the Sandoz transaction.

INTERIM STATEMENT 3M 2026

Property, plant and equipment decreased by € 23.8 m to € 530.8 m (December 31, 2025: € 554.6 m). The decrease is mainly due to planned footprint reductions affecting lease terms considered for Right-of-Use assets and impairments related to Project Horizon (see Note 5. Project Horizon for additional information).

Prepaid expenses and other current assets increased by € 13.1 m to € 43.5 m (December 31, 2025: € 30.5 m) primarily due to an increase in prepayments for insurances, IT and software licenses as well as subscription fees.

Liabilities

Between December 31, 2025 and March 31, 2026, total liabilities increased by € 40.0 m to € 940.2 m (December 31, 2025: € 900.2 m).

Current and Non-Current provisions increased by € 118.4 m to € 195.0 m (December 31, 2025: € 76.6 m) mainly due to Horizon, including headcount and footprint related provisions, along with reclassifications in the amount of € 43.0 m comprised of certain lease liabilities related to impacted leases.

Current and Non-current financial liabilities decreased by € 61.3 m to € 387.5 m (December 31,  2025: € 448.7 m) mainly due to the repayment of loans and the revaluation and reclassification of certain lease liabilities in the amount of € 43.0 m to the restructuring provision related to Project Horizon.

Trade and other payables decreased by € 9.9 m to € 54.9 m (December 31, 2025: € 64.8 m). The decrease occurred in the normal course of the business.

Stockholders’ equity

Total stockholders’ equity decreased by € 114.1 m to € 699.6 m (December 31, 2025: € 813.7 m) predominantly as a result of the net loss of the three months ended March 31, 2026 of € (121.9) m and a change in other comprehensive income of € 6.8 m, driven by foreign currency translation adjustments.

Evotec’s equity ratio as of March 31, 2026 decreased to 42.7% (December 31, 2025: 47.5%).

5. Project Horizon

On March 10, 2026, Evotec announced ‘Horizon’, the next phase in its multi-stage transformation initiative. Horizon advances the company’s evolution by implementing a new and focused operating model built across the three pillars of operations, science, and commercial execution.

For the three months ended March 31, 2026, Evotec recorded reorganization costs totaling € 75.0 m. These costs are directly attributable to the restructuring measures that are necessary for the restructuring and are not related to operating activities. Of the reorganization costs, significant portions include € 56.4 m attributable to personnel measures (including severance payments) and € 14.9 m attributable to impairment losses on property, plant, and equipment. The measurement of restructuring provisions is based on estimates and assumptions regarding the amount of severance payments, the timeline for the implementation of the measures and the progress in discussions in accordance with local laws and regulations. The measurement assumptions are regularly reviewed as the restructuring program progresses.

6. Human Resources

Employees

Headquartered in Hamburg, Germany, the Evotec Group employed an average of 4,526 people globally for the three months ended March 31, 2026 (average for the year ended December 31, 2025: 4,757 employees). In addition, the divestiture of Just-Evotec Biologics EU completed in December 2025 resulted in an overall reduction of employee headcount.

INTERIM STATEMENT 3M 2026

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS1

Evotec SE and Subsidiaries

Consolidated interim income statement for the period from January 1 to March 31, 2026

in k€ except share and per share data	Three months ended March 31, 2026	Three months ended March 31, 2025
Revenue	156,644	199,978
Cost of Revenue*	(158,212)	(166,742)
Gross profit (loss)	(1,569)	33,236

Operating income (expenses)
Research and development*	(10,081)	(14,929)
Selling, general and administrative expenses*	(43,788)	(49,536)
Other operating income	12,457	12,977
Other operating expenses	(3,442)	(1,564)
Reorganization costs	(74,974)	(192)
Total operating income (expenses)	(119,828)	(53,244)
Operating income (loss)	(121,396)	(20,008)

Non-operating income (expense)
Gain (loss) on investment in financial instruments revaluation	192	—
Share of profit (loss) and revaluation of at-equity investments	(286)	(571)
Other financial income	1,793	1,216
Other financial expense	(2,583)	(2,407)
Other non-operating income (expense)	100	(8,082)
Net income (loss) before taxes	(122,180)	(29,851)
Income taxes	244	(1,726)
Net income (loss)	(121,936)	(31,577)

Weighted average shares outstanding	177,562,407	177,526,086
Net result per share (basic)	(0.69)	(0.18)

*Certain costs previously reported within Cost of Revenue have been reclassified to Research and development and Selling, general and administrative expenses to align with the revised function of the underlying cost centers as a result of a reorganization. The reclassification relates primarily to In Silico & Bioinformatics as well as Alliance Management. In accordance with IAS 1 Presentation of Financial Statements, comparative prior-year figures have been adjusted accordingly to conform to the current period presentation. For the three months ended March 31, 2025, costs of € 6.0 m previously presented as Cost of Revenue have been reclassified to Research and development and Selling, general and administrative expenses in the amount of € 4.2 m and € 1.8 m, respectively.

1 Each financial statement line item is rounded individually. Totals and subtotals may therefore deviate slightly from the sum of the individual line items

INTERIM STATEMENT 3M 2026

Evotec SE and Subsidiaries

Consolidated interim statement of financial position as of March 31, 2026

in k€	as of March 31, 2026	as of December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	387,912	418,517
Investments	56,851	57,873
Trade and other receivables	98,259	135,963
Contract assets	35,322	28,295
Inventories	32,982	29,317
Current tax assets	33,470	38,453
Other current financial assets including derivatives	19,020	20,217
Prepaid expenses and other current assets	43,549	30,480
Assets classified as held for sale	3,914	3,830
Total current assets	711,278	762,945

Non-current assets:
Non-current investments and other non-current financial assets	48,965	48,004
Investments in associates and joint ventures	4,346	4,629
Property, plant and equipment	530,840	554,626
Intangible assets and goodwill	305,407	303,936
Deferred tax assets	1,686	2,949
Non-current tax assets	36,873	36,349
Other non-current assets	418	507
Total non-current assets	928,534	951,000
Total assets	1,639,812	1,713,945

INTERIM STATEMENT 3M 2026

in k€	as of March 31, 2026	as of December 31, 2025
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current financial liabilities	88,615	104,720
Trade and other payables	54,900	64,763
Contract liabilities	111,733	104,849
Deferred income	2,953	3,220
Provisions	130,826	58,543
Current income tax liabilities	9,519	10,578
Other current liabilities	24,828	21,401
Total current liabilities	423,374	368,074

Non-current liabilities:
Non-current financial liabilities	298,847	344,008
Deferred tax liabilities	12,668	14,735
Provisions	64,174	18,035
Contract liabilities	132,079	145,324
Deferred income	7,714	8,350
Other non-current liabilities	1,337	1,715
Total non-current liabilities	516,819	532,167

Stockholders’ equity:
Share capital	177,878	177,779
Treasury shares, at cost	(1,139)	(1,548)
Additional paid in capital	1,459,025	1,458,466
Retained Earnings	(897,823)	(775,887)
Accumulated other comprehensive income	(38,321)	(45,106)
Total stockholders' equity	699,620	813,704
Total liabilities and stockholders’ equity	1,639,812	1,713,945

INTERIM STATEMENT 3M 2026

Evotec SE and Subsidiaries

Condensed consolidated interim statement of cash flows for the three months ended March 31, 2026

in k€	Three months ended March 31, 2026	Three months ended March 31, 2025
Cash flows from operating activities:
Net income (loss)	(121,936)	(31,577)
Adjustments to reconcile net income to net cash used in operating activities	46,530	32,971
Change in assets and liabilities	71,490	(33,201)
Net cash provided by (used in) operating activities	(3,916)	(31,808)

Cash flows from investing activities:
Interest Received	1,871	1,309
Purchase of property, plant and equipment	(4,163)	(18,198)
Proceeds from sale of property, plant and equipment	81	98
Purchase of intangible assets and additions to capitalized development expenditures	(6,625)	(3,640)
Investments to acquire associated companies, other non-current investments and convertibles	(650)	(5,279)
Proceeds from sale of current investments	905	4,105
Proceeds from (payments due to) the disposal of affiliated companies	(3,854)	—
Net cash provided by (used in) investing activities	(12,434)	(21,607)

Cash flows from financing activities:
Interest Paid	(101)	(1,006)
Proceeds from loans	—	43,961
Proceeds from the exercise of share options	99	210
Repayment of loans	(12,198)	(1,118)
Repayment of lease liabilities	(6,889)	(6,619)
Net cash provided by (used in) financing activities	(19,090)	35,429

Net increase (decrease) in Cash and cash equivalents	(35,440)	(17,985)
Effects of revaluation and of movements in exchange rates on cash held	4,835	(3,024)
Cash and cash equivalents at beginning of year	418,517	306,387
Cash and cash equivalents at end of the period	387,912	285,377

INTERIM STATEMENT 3M 2026

The following table shows the reconciliation of operating income (loss) to Adjusted EBITDA:

in k€	Three months ended March 31, 2026	Three months ended March 31, 2025
Operating income (loss)	(121,396)	(20,008)
Depreciation of tangible assets	22,153	23,181
Amortization of intangible assets	1,667	1,965
External cyber-related costs, net of reimbursements	—	(2,223)
Reorganization costs	75,725	192
Adjusted EBITDA	(21,851)	3,107

Subsequent Events

On April 7, 2026, the company announced that Evotec SE is expected to receive approximately $100 million in upfront consideration upon closing of the sale of Tubulis GmbH to Gilead Sciences. Evotec is eligible to receive up to approximately $58 million in additional contingent consideration in line with its equity participation and subject to the achievement of specified milestones. Closing of the transaction is expected in the second quarter of 2026, subject to customary closing conditions. Evotec SE held a minority equity stake in Tubulis GmbH.

On April 15, 2026, the company announced that the Supervisory Board of Evotec SE appointed Dr. Ingrid Müller as Chief Operating Officer and member of the Management Board with effect from May 1, 2026.

On April 24, 2026, the company announced that Paul Hitchin will step down as Chief Financial Officer on April 30, 2026. The Supervisory Board of Evotec SE appointed Claire Hinshelwood as Chief Financial Officer and member of the Management Board with effect from May 1, 2026.

FORWARD-LOOKING STATEMENTS

This interim statement contains forward-looking statements concerning future events. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,;” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Adjusted Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon certain assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Factors that could cause actual results to differ are discussed under the heading "Risk Factors" in our 20-F for the year ended December 31, 2025, Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.